                                                                    Exhibit 12.1

                          DQE, Inc. and Subsidiaries
          Calculation of Ratio of Earnings to Combined Fixed Charges
           and Preferred and Preference Stock Dividend Requirements
                            (Thousands of Dollars)

                                              Six Months Ended    -----------------------------------------------------------------
                                               June 30, 1998        1997          1996          1995          1994          1993
                                               -------------      ---------     ---------     ---------     ---------     ---------

FIXED CHARGES:
  Interest on long-term debt                      $40,902          $87,420       $88,478       $95,391      $101,027      $108,479
  Other interest                                    6,529           13,823        10,926         7,033         4,050         2,718
  Portion of lease payments representing
    an interest factor                             22,773           44,208        44,357        44,386        44,839        45,925
  Dividend requirement                              7,686           21,649        14,385         7,374         9,355        14,368
                                               -------------      ---------     ---------     ---------     ---------     ---------

      Total Fixed Charges                         $77,890         $167,100      $158,146      $154,184      $159,271      $171,490
                                               -------------      ---------     ---------     ---------     ---------     ---------


EARNINGS:
  Income from continuing operations               $85,334         $199,101      $179,138      $170,563      $156,816      $141,407
  Income taxes                                     46,048*          95,805*       87,388*       96,661*       92,973*       79,822*
  Fixed Charges as above                           77,890          167,100       158,146       154,184       159,271       171,490
                                               -------------      ---------     ---------     ---------     ---------     ---------

      Total Earnings                             $209,272         $462,006      $424,672      $421,408      $409,060      $392,719
                                               -------------      ---------     ---------     ---------     ---------     ---------

RATIO OF EARNINGS TO FIXED CHARGES                   2.69             2.76          2.69          2.73          2.57          2.29
                                               =============      =========     =========     =========     =========     =========

     The Company's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $1.3 million for the six months ended June 30, 1998, has been excluded from the ratio.

* Earnings related to income taxes reflect a $9.0 million decrease for the six months ended June 30, 1998, a $17 million, $12 million, $13.5 million, $13.5 million and $10.4 million decrease for the twelve months ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively, due to financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification, equals 2.80 for the six months ended June 30, 1998, and 2.87, 2.76, 2.82, 2.65, and 2.35 for the twelve months ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively.